Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Sales of Antihypertensive Agent Olmetec® Begin in China

Tokyo, August 2, 2006 – Shanghai Sankyo Pharmaceuticals Co., Ltd., the Chinese subsidiary of Sankyo Co., Ltd. (a subsidiary of DAIICHI SANKYO COMPANY, LIMITED) acquired permission in April 2006 from the Chinese SFDA (State Food Drug Administration) to manufacture the antihypertensive agent Olmetec® (generic name: olmesartan medoxomil) and began selling the drug in China in July.

Olmetec® tablets possess strong antihypertensive action compared with other ARBs (angiotensin II receptor blockers). As a best-in-class ARB, the drug is expected to achieve superior results in preventing end-organ damage. Until now, the drug has exhibited superior antihypertensive action in multiple double-blind comparative studies conducted in various countries. We are confident that the drug will greatly contribute to the treatment of hypertension in China.

Olmesartan medoxomil is antihypertension medication developed by Sankyo. The drug was launched in the US in May 2002 (US brand name, Benicar®), and is now being sold in more than 35 countries around the world. (Japanese and European brand name, Olmetec®). DAIICHI SANKYO Group is expected to achieve global sales of approximately 150 billion yen for FY 2006.

About Shanghai Sankyo Pharmaceuticals Co., Ltd.

Established: November 1999

Capital: $53 million

Business type: Joint business with Shanghai Zhangjiang Hi-Tech Park Development Co., Ltd.

Current product lineup: Mevalotin® tablets, Loxonin® tablets, Banan® tablets, Asmeton® capsules

Future product lines: Olmesartan tablets, Banan® dry syrup, Kremezin® granules

Number of employees: 381 (148 medical representatives) as of the end of December 2005